Filed by Cowen Group, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed under Rule 14a-12 of the Securities Act of 1934

Subject Company: Cowen Group, Inc.
Commission File No. 000-52048

June 5, 2009

Dear Limited Partner:

You may have seen the announcement yesterday that Cowen Group, Inc. (“Cowen”) has entered into a transaction with Ramius LLC, a privately-owned global alternative investment firm with approximately $7.7 billion of assets under management.  The resulting company combines Ramius’ broad range of alternative investment vehicles, including multi-strategy and single strategy hedge funds and fund of funds, with Cowen’s focused research, brokerage and investment banking business.  The combination of Ramius and Cowen will create a well-capitalized, diversified financial services firm with a strong balance sheet, significantly larger scale, increased product breadth and embedded operating leverage. The Firm will retain the Cowen Group name and continue to be a publicly-traded entity (NASDAQ: COWN).

From our perspective at Cowen Healthcare Royalty Partners (“CHRP”), this transaction is exciting for Cowen.  We also wanted to assure you that there will be no change to the positive and mutually-beneficial relationship between Cowen and CHRP as a result of the transaction.  As you will recall, when we joined Cowen in 2007, we established an operating agreement that affords CHRP the exclusive right to make healthcare royalty investments, sets forth our control over all investment and personnel decisions related to CHRP, and delineates budgeting and compensation for the CHRP business and team.

This structure is unchanged by the merger, and our business will continue to operate as it has for the past two years.  More specifically:

•                CHRP’s three founders will continue to maintain control over all investment and personnel decisions.

•                All day-to-day management decisions will continue to be made by the three founders.  The existing provisions regarding CHRP’s operating budget will remain in place.

•                CHRP’s three founders comprise three of the five members of our Investment Committee.  The two seats that are filled by Cowen personnel will remain with their current members — Cowen’s CEO Greg Malcolm and CAO Chris White.

•                There is no change of control provision in our operating agreement with Cowen, which affords us the exclusive right at the company to make healthcare royalty investments.

•                The Cowen Healthcare Royalty Partners, L.P. limited partnership agreement is not impacted by the merger.

•                The CHRP team is compensated through cash (management fees) and carried interest based on a formula in the agreement, which provides alignment with our limited partners.

In addition, the services that Cowen currently provides to CHRP will continue uninterrupted.  As Ramius’s asset management businesses complement but do not overlap with Cowen’s, there is not an expectation of personnel changes in the company’s investment banking and research departments as a result of the merger.  Our interaction with Cowen on strategic issues, as well as our ability to leverage Cowen’s premier healthcare investment banking and research franchise for deal flow and healthcare research, will continue as originally envisioned.  We look forward to exploring any way in which the company’s new, larger platform can provide even more benefits to CHRP and to you, our limited partners.

As always, please feel free to reach out to us with any questions, comments or concerns.

Sincerely,

Cowen Healthcare Royalty Partners

Additional Information About the Transactions

                In connection with the proposed transactions, the Company will file relevant materials with the SEC, including a registration statement on Form S-4 that will include a proxy statement of the Company that also constitutes a prospectus of the Company.  The Company will mail the final proxy statement/prospectus to its stockholders.  Investors and security holders are urged to read these documents (if and when they become available) and any other relevant documents filed with the SEC and/or incorporated by reference in those documents, as well as any amendments or supplements to those documents, because they will contain important information about the Company and the proposed transactions.

                Investors and security holders may obtain these documents (and any other documents filed by the Company with the SEC) free of charge at the SEC’s website at www.sec.gov.  In addition, the documents filed with the SEC by the Company may be obtained free of charge by directing such request to: Investor Relations, 1221 Avenue of the Americas, New York, NY 10020 or from the Company’s Investor Relations page on its corporate website at www.cowen.com.

                The directors, executive officers, certain other members of management and employees of the Company may be deemed to be participants in the solicitation of proxies in favor of the proposed transactions from the stockholders of the Company.  Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of the stockholders in connection with the proposed transactions will be set forth in the proxy statement/prospectus when it is filed with the SEC.  Information about the executive officers and directors of the Company is set forth in the proxy statement for the Company’s 2008 Annual Meeting of Stockholders filed with the SEC on April 30, 2008 and the Company’s Amendment No. 1 to its Annual Report on Form 10-K/A filed on April 28, 2009.